FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the months of June and July 2002

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The "Shell" Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on July 1, 2002 it purchased 350,000 ordinary shares at a price of 56.55 euros per share.

The "Shell" Transport and Trading Company, p.l.c. announces that on July 1, 2002 it purchased for cancellation 1,700,000 ordinary shares at a price of 497.65 pence per share.

Since the launch of the Companies' share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 50,646,352 ordinary shares leaving ordinary shares outstanding in the market of 2,093,650,000. The "Shell" Transport and Trading Company, p.l.c. has repurchased a total of 231,509,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,712,000,000. No New York Shares of The "Shell" Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, July 2, 2002

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The "Shell" Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on June 28, 2002 it purchased 320,000 ordinary shares at a price of 55.40 euros per share.

The "Shell" Transport and Trading Company, p.l.c. announces that on June 28, 2002 it purchased for cancellation 1,540,000 ordinary shares at a price of 489.74 pence per share.

Since the launch of the Companies' share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 50,296,352 ordinary shares leaving ordinary shares outstanding in the market of 2,094,000,000. The "Shell" Transport and Trading Company, p.l.c. has repurchased a total of 229,809,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,713,700,000. No New York Shares of The "Shell" Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, July 1, 2002

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The "Shell" Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on June 25, 2002 it purchased 230,000 ordinary shares at a price of 54.46 euros per share.

The "Shell" Transport and Trading Company, p.l.c. announces that on June 25, 2002 it purchased for cancellation 1,260,000 ordinary shares at a price of 482.55 pence per share.

Since the launch of the Companies' share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 49,976,352 ordinary shares leaving ordinary shares outstanding in the market of 2,094,320,000. The "Shell" Transport and Trading Company, p.l.c. has repurchased a total of 228,269,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,715,240,000. No New York Shares of The "Shell" Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, June 26, 2002

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

The "Shell" Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on June 24, 2002 it purchased 300,000 ordinary shares at a price of 53.12 euros per share.

The "Shell" Transport and Trading Company, p.l.c. announces that on June 24, 2002 it purchased for cancellation 1,300,000 ordinary shares at a price of 472.30 pence per share.

Since the launch of the Companies' share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 49,746,352 ordinary shares leaving ordinary shares outstanding in the market of 2,094,550,000. The "Shell" Transport and Trading Company, p.l.c. has repurchased a total of 227,009,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,716,500,000. No New York Shares of The "Shell" Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, June 25, 2002

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The "Shell" Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on June 20, 2002 it purchased 250,000 ordinary shares at a price of 54.35 euros per share.

The "Shell" Transport and Trading Company, p.l.c. announces that on June 29, 2002 it purchased for cancellation 1,300,000 ordinary shares at a price of 478.42 pence per share.

Since the launch of the Companies' share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 49,446,352 ordinary shares leaving ordinary shares outstanding in the market of 2,094,850,000. The "Shell" Transport and Trading Company, p.l.c. has repurchased a total of 225,709,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,717,800,000. No New York Shares of The "Shell" Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, June 21, 2002

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The "Shell" Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on June 19, 2002 it purchased 500,000 ordinary shares at a price of 55.20 euros per share.

The "Shell" Transport and Trading Company, p.l.c. announces that on June 19, 2002 it purchased for cancellation 2,300,000 ordinary shares at a price of 484.24 pence per share.

Since the launch of the Companies' share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 49,196,352 ordinary shares leaving ordinary shares outstanding in the market of 2,095,100,000. The "Shell" Transport and Trading Company, p.l.c. has repurchased a total of 224,409,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,719,100,000. No New York Shares of The "Shell" Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation..

The Hague, June 20, 2002

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The "Shell" Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on June 14, 2002 it purchased 635,000 ordinary shares at a price of 54.32 euros per share.

The "Shell" Transport and Trading Company, p.l.c. announces that on June 14, 2002 it purchased for cancellation 2,475,000 ordinary shares at a price of 483.35 pence per share.

Since the launch of the Companies' share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 48,696,352 ordinary shares leaving ordinary shares outstanding in the market of 2,095,600,000. The "Shell" Transport and Trading Company, p.l.c. has repurchased a total of 222,109,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,721,400,000. No New York Shares of The "Shell" Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, June 17, 2002

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The "Shell" Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on June 13, 2002 it purchased 650,000 ordinary shares at a price of 55.54 euros per share.

The "Shell" Transport and Trading Company, p.l.c. announces that on June 13, 2002 it purchased for cancellation 3,000,000 ordinary shares at a price of 495.71 pence per share.

Since the launch of the Companies' share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 48,061,352 ordinary shares leaving ordinary shares outstanding in the market of 2,096,235,000. The "Shell" Transport and Trading Company, p.l.c. has repurchased a total of 219,634,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,723,875,000. No New York Shares of The "Shell" Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, June 14, 2002

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The "Shell" Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on June 11, 2002 it purchased 400,000 ordinary shares at a price of 56.65 euros per share.

The "Shell" Transport and Trading Company, p.l.c. announces that on June 11, 2002 it purchased for cancellation 750,000 ordinary shares at a price of 505.91 pence per share.

Since the launch of the Companies' share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 47,411,352 ordinary shares leaving ordinary shares outstanding in the market of 2,096,885,000. The "Shell" Transport and Trading Company, p.l.c. has repurchased a total of 216,634,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,726,875,000. No New York Shares of The "Shell" Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, June 12, 2002

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The "Shell" Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on June 10, 2002 it purchased 500,000 ordinary shares at a price of 57.19 euros per share.

The "Shell" Transport and Trading Company, p.l.c. announces that on June 10, 2002 it purchased for cancellation 2,500,000 ordinary shares at a price of 514.69 pence per share.

Since the launch of the Companies' share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 47,011,352 ordinary shares leaving ordinary shares outstanding in the market of 2,097,285,000. The "Shell" Transport and Trading Company, p.l.c. has repurchased a total of 215,884,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,727,625,000. No New York Shares of The "Shell" Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, June 11, 2002

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The "Shell" Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on June 6, 2002 it purchased 150,000 ordinary shares at a price of 57.87 euros per share.

The "Shell" Transport and Trading Company, p.l.c. announces that on June 6, 2002 it purchased for cancellation 750,000 ordinary shares at a price of 517.15 pence per share.

Since the launch of the Companies' share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 46,511,352 ordinary shares leaving ordinary shares outstanding in the market of 2,097,785,000. The "Shell" Transport and Trading Company, p.l.c. has repurchased a total of 213,384,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,730,125,000. No New York Shares of The "Shell" Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, June 7, 2002

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The "Shell" Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on June 5, 2002 it purchased 500,000 ordinary shares at a price of 57.49 euros per share.

The "Shell" Transport and Trading Company, p.l.c. announces that on June 5, 2002 it purchased for cancellation 2,300,000 ordinary shares at a price of 514.83 pence per share.

Since the launch of the Companies' share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 46,361,352 ordinary shares leaving ordinary shares outstanding in the market of 2,097,935,000. The "Shell" Transport and Trading Company, p.l.c. has repurchased a total of 212,634,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,730,875,000. No New York Shares of The "Shell" Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, June 6, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 5 July 2002

President/Managing Director	General Attorney
(J. van der Veer)	(R. van der Vlist)

ROYAL DUTCH

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ

(ROYAL DUTCH PETROLEUM COMPANY)

ARTICLES OF ASSOCIATION

MAY 2002

Translated from the Authentic Dutch Text

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ

(ROYAL DUTCH PETROLEUM COMPANY)

Established 16th June, 1890

Articles of Association

as last amended by notarial deed executed on 31st May, 2002

Name, duration and domicile

Article 1

1. The name of the company is:
   N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ.

2. The Company was founded on 16th June, 1890, and shall continue for an indefinite time.

3. It is established in The Hague.

Object

Article 2

1. The object of the Company is the foundation of, participation in and management and financing of limited liability and other companies or undertakings which are engaged in one or more branches of the oil, natural gas or chemical industry, in mining, power generation and distribution, renewables or in one or more other branches of business.

2. It is further entitled in general to do all that is useful or necessary for the attainment of its object or that is connected therewith in the widest sense.

Capital

Article 3

1. The authorised capital of the Company is fixed at € 1,792,000,000, and is divided into 1,500 priority shares with a par value of € 448 and 3,198,800,000 shares with a par value of € 0.56 each.

2. With due observance of the statutory provisions the Company may for its own account for a consideration acquire fully paid shares and fully paid priority shares in its capital. For such an acquisition the authorisation of the general meeting of shareholders shall be required by the Board of Management, except if and in so far as shares are acquired in order to be assigned to employees of the Company or employees of a legal entity with which it is associated in a group, by virtue of an arrangement applicable to the employees.

Issue of shares

Article 4

1. The general meeting of shareholders may designate the Board of Management for a period in each case of not longer than five years as the competent body to take decisions, other than by virtue of the provisions of the sixth paragraph of this Article and the sixth paragraph of Article 36, for the issue of shares not yet issued up to a number to be fixed in connection with the designation. The Board of Management shall be entitled to perform legally binding acts:

   a. connected with the issue of shares whereby special obligations are imposed on the Company,

   b. concerning the acquisition of shares on a basis other than that on which participation in the Company is opened to the public, and

   c. regarding capital contribution for shares other than in cash.

   The approval of the Supervisory Board shall be required for the decisions and legally binding acts of the Board of Management previously referred to in this paragraph. Decisions for the issue of shares not yet issued as referred to in this paragraph by a body other than the Board of Management may only be taken in conformity with a proposal made to that effect by the Board of Management and the Supervisory Board.

2. If shares are issued as referred to in the preceding paragraph of this Article, the existing shareholders shall have a pre-emptive right in proportion to their shareholdings, unless the payment is to be other than in cash or the shares are issued to employees of the Company or employees of a legal entity with which it is associated in a group. The provisions of Article 37 shall correspondingly apply with regard to this pre-emptive right.

3. Holders of priority shares shall have no pre-emptive right in the event of an issue of shares not yet issued.

4. With the approval of the Supervisory Board the Board of Management may resolve to suspend the pre-emptive right described in the second paragraph of this Article if it has been designated by the general meeting of shareholders, with due observance of the statutory provisions, as competent to do so. Such designation can only take place for a period in each case of not longer than five years. The resolutions of the Board of Management and the Supervisory Board referred to in the first sentence may only be passed by the unanimous vote, respectively, of all the Managing Directors and of all the members of the Supervisory Board present at the meeting of the Supervisory Board, cast for themselves and in their capacity as proxy for another Managing Director or member of the Supervisory Board, respectively.

5. If shares are issued at a price in excess of par value, the amount received by the Company on such shares above their par value shall be reserved and shall not be considered as part of the profit whose allocation is provided for by Article 36.

6. On the recommendation of the Board of Management and the Supervisory Board, the general meeting of shareholders may resolve to issue shares in the Company, in such amount and on such terms as recommended by the Board of Management and the Supervisory Board, against the reserve referred to in the preceding paragraph of this Article. These shares shall be made available to shareholders in proportion to their shareholdings. The provisions of the seventh and eighth paragraphs of Article 36, Article 37 and Article 38, paragraph 2, shall be correspondingly applicable in this respect, this being without prejudice to the provisions of the ninth and tenth paragraphs of Article 36, which shall also be correspondingly applicable in this respect.

7. The provisions of the first four paragraphs of this Article shall correspondingly apply to the granting of rights to take up shares.

Shares and share certificates

Article 5

1. The expressions "shares" and "shareholders" in these Articles of Association shall not include the priority shares or the holders of such shares, unless otherwise expressly provided. In the expression "register of shareholders" the word "shareholders" shall include holders of a priority share.

2. The term "share certificate" in these Articles of Association shall be understood to include a certificate issued for more than one share.

3. The term "person" in these Articles of Association shall be understood to include a legal entity.

Article 6

1. The shares shall be made out to bearer or be registered.

2. Except as provided in Article 7 and in Article 36, paragraph 8, share certificates shall be issued for the shares in accordance with the provisions of the following three paragraphs of this Article.

3. Share certificates to bearer shall be provided with a dividend sheet not composed of separate dividend coupons. These dividend sheets shall only be issued to depositaries. The term "depositaries" in these Articles of Association shall be understood to mean persons and entities designated by the Company as such who have undertaken to have records kept by an institution to be designated by the Company with respect to the dividend sheets which are in their custody as referred to in the first sentence of this paragraph, and who have also undertaken to surrender such a dividend sheet only to each other or to the Company at a place to be appointed by the latter. The term "dividend sheet" shall be understood further in these Articles of Association to mean a dividend sheet as referred to in the first sentence of this paragraph.

4. Share certificates for registered shares shall not be provided with dividend coupons.

5. A share certificate may be issued for one share or for such numbers of shares together as shall be fixed by the Board of Management with the approval of the Supervisory Board. Different numbers of shares may be fixed for share certificates to bearer and share certificates for registered shares.

6. The share certificates shall be provided with a number or with a letter or letters, together with a number, and such other distinctive marks, to be determined by the Board of Management, that they can at all times be distinguished from each other.

7. One or more share certificates to bearer, as well as one or more share certificates for registered shares, may, with due observance of what has been provided in or by virtue of these Articles of Association, upon application by the shareholder, be exchanged by or on behalf of the Company for one or more other share certificates, for the same aggregate number of shares.

8. The exchange of share certificates shall not be effected until after the share certificates to be so exchanged have been surrendered to the Company at a place to be appointed by it, together with the appurtenant documents, if any.

9. The share certificates shall be signed by a Managing Director or by an attorney-in-fact, specially designated for the purpose, in each of these cases together with a member of the Supervisory Board or another attorney-in-fact, specially designated for the purpose. Such attorneys shall be designated by the Board of Management, with the approval of the Supervisory Board. The share certificates for registered shares shall, in addition, be signed by one or more persons or companies, to be designated by the Board of Management with the approval of the Supervisory Board.

10. The Board of Management may, with the approval of the Supervisory Board, provide that any signature to be placed on a share certificate may be effected in facsimile.

11. To the person who shows to the satisfaction of the Board of Management that the share certificate of a share belonging to him or any appurtenant document has been lost, stolen or destroyed, or has become unserviceable for business use, although still unmistakably identifiable, there may be issued a new share certificate, together with the appurtenant new documents, if any. Such issue shall be made upon written application and on terms laid down by the Board of Management, with the approval of the Supervisory Board, and shall not take place until after the share certificate and the appurtenant

documents, if any, which the shareholder may still have in his possession have been surrendered to the Company for cancellation by it.

12.If it has been shown to the satisfaction of the Board of Management that the dividend sheet of a share certificate to bearer has been lost, stolen or destroyed and that consequently this dividend sheet was not in the custody of a depositary at a time as referred to in Article 37, paragraph 2, then to the person to whom a new share certificate is issued for that share in accordance with the provisions of the eleventh paragraph of this Article there may also be distributed whatever would otherwise have been obtained on that share. Such distribution shall be made upon written application and on terms to be laid down by the Board of Management, with the approval of the Supervisory Board.

13.A share certificate, as well as any document pertaining to a share certificate, which has been shown to the satisfaction of the Board of Management to have been lost, stolen or destroyed, shall become invalid by the issue of a new share certificate with the appurtenant documents, if any. The aforementioned replacement and the aforementioned effect may be made known at the expense of the applicant in such a manner as the Board of Management and the Supervisory Board may deem advisable.

14.An application as referred to in the 7th, 11th, or 12th paragraph of this Article may be rejected by the Board of Management, after the consent of the Supervisory Board has been obtained.

Article 7

1. After the certificate which may have been issued therefor has been surrendered to the Company at a place to be appointed by the latter, together with the appurtenant documents, if any, a share may be entered in the shareholder's name in the register of shareholders. Share certificates for registered shares other than share certificates for registered shares in respect of shares in which, with the concurrence of the Company, trading is allowed on any stock exchange in the United States of America, shall not be issued.

2. Except as provided in Article 36, paragraph 8, the entry referred to in the first paragraph of this Article shall only be made after a written application by the shareholder to that effect has been granted.

3. A declaration shall be supplied to the shareholder at his request in respect of what the register states concerning the share or shares which are recorded

therein in his name in accordance with the provisions of the first paragraph of this Article. The provisions of the first two sentences of Article 6, paragraph 9, shall correspondingly apply to this declaration.

4. Upon written application by the person who is entered in the register in accordance with the provisions of the first paragraph of this Article, a share certificate to bearer shall be issued, the entry being cancelled at the same time.

Article 8

If any right to or deriving from a share or a priority share devolves on several persons jointly, or if more than one person is competent to exercise such a right, the Company shall be entitled to admit to the exercise of that right only the person designated for the purpose jointly by all those persons, such designation being on a form to be supplied for that purpose by the Company free of charge.

Register of shareholders

Article 9

1. A register of shareholders shall be kept by or on behalf of the Company. The register may consist of several parts, which may be kept in different places. Each of these parts may be kept in more than one counterpart original and in more than one place. The register shall be regularly brought up to date.

2. Without prejudice to the provisions of the second paragraph of Article 13, all the registered shares shall be entered in the register. The entry shall comprise the name, address and aggregate number of the shares entered in his name with regard to each shareholder registered therein. The names and addresses of those who have a right of usufruct or a pledge in respect of registered shares, notice of which has been served on the Company or which has been recognised by it, shall also be included in the register, stating whether they have voting rights. Furthermore, such other particulars as the Board of Management may prescribe shall be included in the register.

3. If a share certificate has been issued in respect of a registered share, the entry shall also include the number or the letter or letters and the number of this share certificate as referred to in the sixth paragraph of Article 6.

4. The entries in the register of shareholders, together with any changes in and cancellations of such entries, shall be certified in the manner to be prescribed by the Board of Management, with the approval of the Supervisory Board.

Costs

Article 10

The Company shall be entitled, with respect to the following acts, to charge the person(s) at whose request they are performed sums to be fixed by the Board of Management with the approval of the Supervisory Board, at a maximum of cost price; that is to say: for exchanging share certificates, entering shares in the register, transfers on the register, the registration and cancellation of the encumbrance of shares, and for issuing new share certificates, irrespective of the reason for the last-mentioned issuance.

Assignment and transfer of record of registered shares

Article 11

1. The transfer of record of a registered share – irrespective of whether or not a share certificate pertaining thereto has been issued – shall be effected, subject to the provisions of the second, third and fourth paragraphs of this Article, either by serving on the Company a deed of assignment or by the written recognition by the Company of the assignment on the basis of submission to the Company of a deed of assignment.

2. For the transfer of record of a registered share in respect of which no share certificate has been issued, a deed of assignment drawn up in accordance with a form to be supplied for that purpose by the Company free of charge, signed by or on behalf of the shareholder and the assignee, shall be required. For the transfer of record of a registered share in respect of which a share certificate has been issued, a deed of assignment drawn up in accordance with the form appearing on the back of the share certificate, signed by or on behalf of the shareholder, shall be required.
The contents of the forms referred to in this paragraph shall not make the transferability of the share impossible or difficult.

3. If a share certificate has been issued for the share to be transferred of record, the transfer of record by serving the deed of assignment may only take place if in that connection the share certificate is also surrendered to the Company. In that case a relevant annotation shall be made on that certificate by the

Company in witness of the transfer of record or that certificate shall be replaced by a new share certificate, made out in the name of the assignee.

4. If a share certificate has been issued for the share to be transferred of record, the recognition of the assignment may only take place either by a relevant annotation on that certificate or by replacement of the certificate by a new share certificate, made out in the name of the assignee.

5. If a share certificate has been issued for more shares than the number of shares to be transferred of record, in connection with the replacement as referred to in the third and fourth paragraphs of this Article new share certificates shall be issued for the same aggregate number of shares as mentioned on the share certificate surrendered, in such a way that one or more than one share certificate for a number of shares corresponding to the number of shares to be transferred of record can be made out in the name of the assignee.

Article 12

The provisions of the preceding Article shall correspondingly apply to the allocation of a registered share in the event of division of any community of property, to the transfer of record of such a share as a result of a foreclosure, and to the encumbrance of a registered share.

Priority shares

Article 13

1. The priority shares shall be registered and shall be numbered from 1 to 1,500. No priority share certificates shall be issued for priority shares.

2. The register of shareholders shall also include all the priority shares and the name, address and aggregate number of the priority shares entered in his name shall be recorded with regard to each priority shareholder registered therein. The names and addresses of those who have a right of usufruct in respect of priority shares, notice of which has been served on the Company or which has been recognised by it, shall also be included in the register.

3. A declaration shall be supplied to the holder of a priority share at his request in respect of what the register states concerning the priority share or priority shares which are recorded therein in his name in accordance with the provisions of the second paragraph of this Article. The provisions of the first

two sentences of Article 6, paragraph 9, shall correspondingly apply to this declaration.

Assignment of priority shares

Article 14

1. Assignment of a priority share may only be effected against payment of an amount equal to the par value of the priority share increased by 4 per cent thereof per annum, to be calculated from the beginning of the period over which no dividend has yet been paid in respect thereof up to the day of transfer of record, and decreased by the amount which has been paid as interim dividend on the priority share over that period or over a part thereof.

2. A priority share cannot be pledged. No voting rights attached to a priority share may be granted to a usufructuary thereof. Such a usufructuary shall have no right other than the right to receive dividends.

3. Without prejudice to the provisions of the first paragraph of this Article, prior consent of the meeting of holders of priority shares shall be required for the assignment of a priority share.

4. The meeting of holders of priority shares shall decide regarding the granting of consent to an assignment, as provided in the preceding paragraph, upon receipt of an application to that effect by the holder of the priority share. Such application shall be made by registered letter addressed to the chairman of the meeting of holders of priority shares, or if the application is being made by the chairman, to one of the deputy chairmen of the meeting. If consent is requested for an assignment to a person specified by name, the latter shall declare his willingness to accept the assignment by countersigning the application.

5. The person to whom an application is made, as provided in the preceding paragraph of this Article, shall convene a meeting of holders of priority shares as soon as possible after the receipt of that application. The meeting shall be held with the least possible delay.

6. If consent is not requested for an assignment to a person specified by name, or if the meeting of holders of priority shares rejects an application for consent to an assignment to a person specified by name, that meeting shall itself designate a person to whom the assignment can be made. Only a

person who has previously expressed in writing his willingness to accept the assignment shall be so designated.

7. The meeting of holders of priority shares may attach to any decision taken by it in response to an application for consent, as referred to in the fourth paragraph of this Article, the condition that the person applying for consent shall assign and transfer of record all his remaining priority shares to one or more persons to be specified by that meeting by name, and such other conditions as the meeting may consider expedient or necessary.

8. The chairman of the meeting of holders of priority shares, or one of his deputies, shall notify the person applying for consent, as referred to in the fourth paragraph of this Article, of any decisions taken in response to his application, such notification being despatched by registered mail, within 45 days after receipt of the said application, to the address of the person applying for consent as shown in the register of shareholders. The date stamp on the certificate of posting and the declaration by the person who signed the letter shall be regarded as full proof of the date of despatch of the letter and of the contents thereof, respectively.

9. If the time limit laid down in the preceding paragraph of this Article is exceeded, the person who has made the application for consent shall be free to assign the priority share for assignment of which consent has been requested, subject to the provisions of the first paragraph of this Article, provided the assignment is effected within a month after such time limit has elapsed. If consent has been requested for assignment to a person specified by name, the assignment may only be made to the person so specified.

10. This Article shall correspondingly apply to allocation of a priority share in the event of division of any community of property, as well as to assignment of such a share resulting from a foreclosure.

Article 15

1. If a holder of a priority share has acquired the priority share otherwise than by an assignment with due observance of the provisions of Article 14, or is placed under guardianship or receivership, or is not or is no longer competent, to the exclusion of other persons, to exercise any right deriving from the priority share other than the right to receive dividends, the said priority share must be assigned and transferred of record with due observance of the provisions of Article 14.

2. So long as an obligation to assign and transfer of record a priority share by virtue of the preceding paragraph of this Article has not been fulfilled, no rights may be derived from the priority share to be so assigned and transferred of record other than the right to receive dividends and the rights accruing alike to the holders of priority shares and the holders of shares.

3. If the obligation to assign and transfer of record a priority share is not fulfilled within three months after the obligation originated, the chairman of the meeting of holders of priority shares shall be deemed to be irrevocably empowered to assign and transfer of record the said priority share to the person designated by the meeting of holders of priority shares.

4. In all disputes to which a provision of this Article or of the preceding Article may lead, the decision of the meeting of holders of priority shares shall be binding and final. Before any decision is taken, the party concerned shall be heard by the meeting itself, by the chairman of the meeting or by his deputy, at the option of the meeting.

Meeting of holders of priority shares

Article 16

1. A meeting of holders of priority shares shall elect a chairman from among such holders for all meetings to be held by the holders of priority shares and shall arrange the order of succession in which the holders of a priority share are to replace him in the event of his absence or inability to act.

2. A meeting of holders of priority shares shall be held as often as the chairman considers it desirable or the holder of a priority share requests the chairman in writing to convene a meeting, specifying the business to be discussed.

3. The holders of a priority share shall be convoked to a meeting of holders of priority shares by the chairman, without prejudice to the provisions of Article 14, paragraph 5. The convocation shall be made by means of registered letters which, except in cases of urgency to be left to the discretion of whoever convenes the meeting, shall be despatched at least five days before the date of the meeting. The agenda for the meeting shall be specified in the notice of convocation.

4. The meetings shall be held at the place specified in the notice of convocation.

5. If, with regard to a meeting of holders of priority shares or in respect of an item of business, one or more of the provisions of the preceding paragraphs of this Article have not been complied with, no resolutions may be passed at that meeting or regarding that item, respectively, except unanimously at a meeting at which all the holders of priority shares who are entitled to vote are present or represented.

Article 17

1. The resolutions of the meeting of holders of priority shares shall be passed by an absolute majority of the votes cast. Pursuant to rules to be determined by the meeting, this provision may be departed from in the event of an equality of votes in a poll regarding persons. For resolutions as referred to in Article 40 a majority of at least two-thirds of the votes cast shall be required.

2. For each priority share one vote may be cast at the meeting of holders of priority shares. No person may on his own behalf cast or cause to be cast by proxy more than six votes. A proxy of one or more holders of priority shares may not, as such, cast more than six votes in all.

3. The Managing Directors and members of the Supervisory Board shall be entitled as such to attend the meeting.

4. A holder of a priority share may only empower another holder of a priority share, a Managing Director or a member of the Supervisory Board to represent him at the meeting. The power of attorney shall be furnished in writing.

5. The manner of voting shall be governed by rules as referred to in the first paragraph of this Article.

6. Minutes shall be kept of the proceedings, which shall be signed by the chairman and by a holder of a priority share or proxy of a holder of a priority share appointed by the meeting.

Management

Article 18

1. The Company shall be managed by a Board of Management consisting of at least two Managing Directors, under the supervision of a Supervisory Board.

2. The Supervisory Board shall appoint one of the Managing Directors as President ("President-Directeur").

3. The President shall determine the division of tasks among the Managing Directors. If the Board of Management consists of more than two Managing Directors, the President shall have the casting vote in the event of an equality of votes amongst the Managing Directors.

Article 19

1. The Board of Management shall manage the Company in accordance with the provisions of these Articles of Association. It shall perform all legal acts, including all acts of ownership, without prejudice to the approval or authorisation of the Supervisory Board required in these Articles of Association for certain acts.

2. The Managing Directors shall be bound, in so far as the Supervisory Board considers it necessary, to act also as managing directors, members of the supervisory board or other officers of companies or other undertakings in which the Company has a direct or indirect interest.

3. Without the explicit approval of the Supervisory Board a Managing Director may not hold another office or position unless such office or position be in a company or undertaking wherein the Company has either a direct or an indirect interest.

4. Each of the Managing Directors shall receive a remuneration, which shall be fixed by the Supervisory Board.

Article 20

1. The Company shall be represented, at law and otherwise, by a Managing Director, Assistant Managing Director or general attorney, each of them together with a Managing Director, Assistant Managing Director or general attorney.

2. Representatives and attorneys-in-fact shall be entitled on behalf of the Company to perform those acts and/or to bind the Company in those cases for which they have been authorised by the Company, the latter being represented in that connection – unless explicitly provided otherwise in these Articles of Association – in accordance with the provisions of the preceding paragraph of this Article.

Members of the Supervisory Board

Article 21

1. The Supervisory Board shall consist of at least five members.

2. Persons who have reached the age referred to in Article 26, paragraph 2, shall not be eligible for appointment as members of the Supervisory Board.

3. The Supervisory Board shall at all times have the right to inspect the records of the Company, and to verify its cash, books and assets. For that purpose the Supervisory Board may give instructions to one or more experts; the expense thus incurred shall be borne by the Company.

4. Each of the members of the Supervisory Board shall receive a remuneration per annum fixed in accordance with the provisions of this paragraph. As the basis for this remuneration the general meeting of shareholders shall fix an amount which, multiplied by the number of members of the Supervisory Board holding office during any year or proportionately during part of a year, constitutes the maximum aggregate remuneration in respect of that year for all the members of the Supervisory Board. With due observance of this maximum the Supervisory Board shall fix the amount of the remuneration of each of its members, in which connection a special emolument may be granted to one or more members of the Supervisory Board for the performance of special duties. The special taxes which might be levied on this remuneration shall be borne by the Company. Any travelling and subsistence expenses incurred by a member of the Supervisory Board in the exercise of his office shall be refunded to him.

Article 22

1. The Supervisory Board shall elect a chairman from among its own number and shall arrange the order of succession in which the members of the Supervisory Board shall replace him in the event of his absence or inability to act.

2. The Supervisory Board shall meet as often as the chairman, a Managing Director, or three members of the Supervisory Board may desire, but at least once in every three months.

3. The Supervisory Board shall pass its resolutions by an absolute majority of the votes cast. In the event of an equality of votes the chairman of the meeting shall have the casting vote. A member of the Supervisory Board may appoint another member of the Supervisory Board to represent him at a meeting. Except in urgent cases, at the discretion of the chairman, no resolutions shall be passed unless the majority of the members of the Supervisory Board are present or represented.

4. Meetings of the Supervisory Board shall as far as possible be attended by the Managing Directors.

Article 23

1. The authorisation or approval of the Supervisory Board shall be required, without prejudice to what is provided with respect thereto elsewhere in these Articles of Association:

   a. for the appointment of an Assistant Managing Director or of a general attorney;
   b. for the appointment of a representative outside the Realm in Europe and for the determination of his powers;
   c. for contracting loans which will mature in more than one year;
   d. for giving security for liabilities other than those of companies in whose capital the Company participates directly or indirectly;
   e. for the acquisition by the Company for its own account of participations in other companies or undertakings, as well as for the exercise of rights attached to the participations acquired by the Company for its own account in other companies and undertakings;
   f. for encumbering properties of the Company with a mortgage or pledge.

2. Prior authorisation by the Supervisory Board shall be required for the institution of legal proceedings, including those carried on before arbitrators, for making settlements out of court and for not opposing legal proceedings brought againsf the Company. In urgent cases, however, at the discretion of the Board of Management, legal proceedings may be instituted by the Company without prior authorisation.

3. In cases in which, in accordance with these Articles of Association, the authorisation or approval of the Supervisory Board is required, a declaration by two members of the Supervisory Board to the effect that the required authorisation or approval has been granted shall serve towards third parties as proof of such authorisation or approval.

Appointment and discharge of Managing Directors and members of the Supervisory Board

Article 24

1. The number of the Managing Directors and of the members of the Supervisory Board shall be determined by the meeting of holders of priority shares, subject to the provisions of Article 18, paragraph 1, and Article 21, paragraph 1. Whenever a vacancy occurs on the Board of Management or on the Supervisory Board, the Board of Management shall with the least possible delay notify the chairman of the meeting of holders of priority shares. This meeting shall then decide, with due regard to the provisions of Article 18, paragraph 1, and Article 21, paragraph 1, whether the vacancy is to be filled. A resolution to fill or not to fill a vacancy or to increase the number of Managing Directors or members of the Supervisory Board shall not be adopted by the meeting of holders of priority shares until after the Supervisory Board and the Board of Management have been heard. Any such resolution shall be notified to the Board of Management and the Supervisory Board with the least possible delay.
   Should it be resolved to fill a vacancy, or to increase the number, the appointment shall be made at the next general meeting of shareholders.
   In the event of the requirement of the first paragraph of Article 18 or of the first paragraph of Article 21 no longer being fulfilled, a general meeting of shareholders shall be held within three months after that situation has arisen in order that these requirements may again be fulfilled.
   The Board of Management and the Supervisory Board shall also retain their powers as long as these requirements are not fulfilled.

2. Irrespective of the provisions of the following paragraph the meeting of holders of priority shares shall make a nomination for any appointment of a Managing Director or a member of the Supervisory Board.

3. A nomination approved by the meeting of holders of priority shares and drawn up by one or more shareholders representing in the aggregate at least one-hundredth of the issued capital shall also be regarded as a nomination by the meeting of holders of priority shares for an appointment, provided it is submitted to the chairman of the meeting of holders of priority shares at least two weeks before the general meeting of shareholders at which the appointment is to be made, together with documentary evidence that those drawing up the nomination represent in the aggregate at least one-hundredth of the issued capital.

4. Each nomination by the meeting of holders of priority shares shall contain the names of at least two persons qualified for appointment in accordance with the provisions of the second paragraph of Article 21 if the nomination concerns the appointment of a member of the Supervisory Board. If more than one appointment is to be made at the same time, each nomination must allow of a choice being made between at least two persons even after one or more appointments have been made.

5. Without prejudice to anything provided hereinafter, any nomination by the meeting of holders of priority shares shall be available for inspection by the shareholders at the office of the Company for at least three weeks before the general meeting at which the appointment is to be made. An announcement of such nomination shall be made at least three weeks before the lastmentioned meeting by means of an advertisement in at least one daily newspaper published in The Hague and two national daily newspapers published in the Netherlands. For nominations as provided for in the third paragraph of this Article these periods shall be reduced to one week.

6. Any nomination which fails to satisfy the requirements laid down in this Article shall be void.

Article 25

1. The Managing Directors and members of the Supervisory Board shall be appointed and discharged by the general meeting of shareholders.

2. If a nomination has been made by the meeting of holders of priority shares for a place which is to be filled, the appointment shall be made from the persons thus nominated therefor. Votes cast in favour of other persons shall be void. If no such nomination has been made, the general meeting shall be free in its choice, subject to compliance with the provisions of the second paragraph of Article 21 if the appointment concerns a member of the Supervisory Board.

Article 26

1. Each year, on a day to be fixed by the Supervisory Board, one of the members of the Supervisory Board shall retire automatically by rotation, the order being determined by the Supervisory Board. A retiring member of the Supervisory Board shall be immediately eligible for reappointment, without prejudice to the provisions of Articles 21, 24 and 25.

2. On the day referred to in the preceding paragraph of this Article any other member of the Supervisory Board who was aged 70 in the relevant year on a day to be fixed by the Supervisory Board shall similarly retire.

Article 27

In the event of the absence or inability to act of one or more of the Managing Directors, the remaining Managing Director(s) shall be entrusted with the whole management. If all the Managing Directors are absent or unable to act, the Company shall be temporarily managed by the chairman of the Supervisory Board or by another person designated for the purpose by the Supervisory Board. The person temporarily managing the Company shall be vested with all the powers devolving on a sole remaining Managing Director for so long as the absence or inability to act continues.

Article 28

If the Supervisory Board is of opinion that there is mismanagement, the Supervisory Board shall have the right to suspend one or more of the Managing Directors. If the Supervisory Board avails itself of this right, a general meeting of shareholders shall be held within two months which shall decide whether or not the suspended Managing Director or each of the suspended Managing Directors is to be discharged. If discharge is decided upon, the general meeting shall at the same time establish the date of such discharge. The suspension of a Managing Director with respect to whom no decision has been made by a general meeting of shareholders held within the period specified shall lapse automatically.

General meeting of shareholders

Article 29

1. The shareholders shall be convoked to a general meeting of shareholders by the Supervisory Board or by the Board of Management.

2. The general meetings of shareholders shall be held in The Hague, Amsterdam or Rotterdam, at the place as stated in the notice of convocation.

3. The convocation shall be made by means of an advertisement in at least one daily newspaper published in The Hague and two national daily newspapers published in the Netherlands. The period of notice shall be at least three

weeks, not counting the day of the convocation and the day of the meeting. In urgent cases, at the discretion of those making the convocation, this period may be reduced to fifteen days.

4. In this Article and in Articles 30 to 35 inclusive, the expressions "shares" and "shareholders" shall be understood to include priority shares and holders of a priority share if and in so far as there is no provision to the contrary. In the expression "general meeting of shareholders" throughout these Articles of Association the word "shareholders" includes holders of a priority share.

5. For the purposes of the first paragraph of this Article, Article 30, paragraph 3, Article 31, paragraph 1, and Article 33, paragraph 1 under a. and paragraphs 2 to 6, holders of depositary receipts for shares which have been issued with the concurrence of the Company and also, but only if they have voting rights, usufructuaries and pledgees shall be equated with shareholders.

Article 30

1. At least one general meeting of shareholders shall be held annually.

2. Without prejudice to the provision of the first paragraph of this Article, a general meeting of shareholders shall be held as often as the Board of Management or the Supervisory Board deem it desirable.

3. A general meeting of shareholders may be held when one or more holders of shares representing in the aggregate at least one-tenth of the issued capital have addressed a written request to the Board of Management and the Supervisory Board that a general meeting of shareholders be convened, specifying the subjects to be dealt with. If neither the Board of Management nor the Supervisory Board, in this case always equally empowered so to do, act upon this request in such a manner as to enable the general meeting to be held within six weeks after its submission, the person or persons making the request may be empowered by the President of the District Court within whose jurisdiction the Company is established to convene the meeting himself or themselves.

Article 31

1. Without prejudice to the provisions of the third paragraph of Article 30, the Board of Management or the Supervisory Board shall determine the items to be included in the agenda for the meeting. One or more shareholders

representing in the aggregate at least one-hundredth of the issued capital can submit proposals for items for the agenda, provided these are submitted in writing to the Company at its office not later than sixty days before the date of the meeting, specify the items to be dealt with, and are accompanied by evidence showing that those submitting the proposal in the aggregate represent at least one-hundredth of the issued capital. Such items proposed by shareholders will be added to the agenda, unless in the opinion of the Board of Management and the Supervisory Board such a proposal contravenes serious interests of the Company or of an undertaking in which the Company, directly or indirectly, holds an interest, or the proposed resolution on such an item is not one on which the general meeting of shareholders may legitimately decide.

2. The agenda for the meeting shall be specified in the notice of convocation. No other business may be transacted at the meeting.

Article 32

The meetings shall be presided over by the chairman of the Supervisory Board or another person to be designated for that purpose by the Supervisory Board. Unless a notarial record is drawn up of the proceedings, minutes shall be kept thereof which shall be signed by the chairman of the meeting and by another person present at the meeting and designated for that purpose by the Supervisory Board.

Article 33

1. With due observance of the provisions of the following paragraphs of this Article every shareholder may in person or by a proxy authorised by a written power of attorney:

   a. attend and address the general meeting, and

   b. exercise voting rights, except if the law prevents him from doing so or they devolve on a usufructuary or a pledgee, in which case the voting rights may be exercised by the usufructuary or pledgee, respectively, with due observance of the provisions of the following paragraphs of this Article.

2. The Board of Management may in convoking a general meeting of shareholders determine that those entitled to exercise the rights referred to in the first paragraph of this Article in respect of a share shall be those - irrespective of who is a shareholder at the time of the general meeting - who:

a. are shareholders at a time to be determined by the Board of Management and are registered as such in either the register of shareholders or in a register, designated by the Board of Management, of holders of shares for which share certificates made out to bearer are in circulation; and

b. have made known to the Company in writing, in a manner determined by the Board of Management and not later than at the time and the place specified with respect thereto in the notice of convocation, their desire to exercise these rights.

In order to be able to have these rights exercised by proxy in respect of a share the holder of the rights must furthermore deposit a written power of attorney not later than at the time and at the place specified with respect thereto in the notice of convocation.

3. If the second paragraph of this Article is applied, the notice of convocation of the general meeting of shareholders shall state the manner in which holders of shares for which share certificates made out to bearer are in circulation may register. The register, to be designated by the Board of Management, of holders of such shares may consist of several parts, which may be kept in different places by one or more institutions designated by the Board of Management.

4. If the Board of Management does not make use of the authorisation referred to in the second paragraph of this Article, the following provisions shall apply:

   a. in order to be able to exercise the rights referred to in the first paragraph of this Article in respect of a share for which a share certificate made out to bearer is in circulation, the shareholder must deposit the share certificate against receipt not later than at the time and at the place specified with respect thereto in the notice of convocation; the share certificates must remain deposited at that place until after the end of the meeting;

   b. in order to be able to exercise the rights referred to in the first paragraph of this Article in respect of a registered share - irrespective of whether or not a share certificate pertaining thereto is in circulation - the shareholder must make known to the Company in writing his desire to do so not later than at the time and the place specified with respect thereto in the notice of convocation. He may only exercise the said rights at the meeting in respect of the registered shares which are recorded in his name both at that time and on the day of the meeting; and

   c. in order to be able to have these rights exercised by a proxy in respect of a share as referred to in this paragraph under a. and b., the shareholder must furthermore deposit a written power of attorney not later than at the time and at the place specified with respect thereto in the notice of convocation.

5. The times referred to in the second and fourth paragraphs of this Article may not be set on a date earlier than the third day after that of the convocation or earlier than the seventh day before that of the meeting. Without prejudice to the provisions of the preceding sentence, different times can be designated for the shares referred to in this Article, depending on the place and the manner in which they are held.

6. For the purpose of the exercise of the rights referred to in this Article, the Company shall be authorised to consider as accurate the statements received in time by the Company from the institutions designated for that purpose in the notice of convocation of the general meeting in respect of the registration, deposition or grant of power of attorney as referred to in paragraphs 2, 3 and 4 of this Article, as well as in respect of the numbers of shares to which the registration, deposition or grant of power of attorney relate.

7. The chairman of the meeting shall decide with regard to the admission to the meeting of persons other than those who are legally entitled to attend.

Article 34

1. The resolutions of the general meetings shall, except in those cases where the law or these Articles of Association prescribe a larger majority, be passed by absolute majority of the votes cast. In the event of an equality of votes, the motion is rejected, except as provided in the following paragraph of this Article. Abstentions and invalid votes shall not be counted as votes cast.

2. The appointment of persons shall be made by absolute majority of the votes cast. If, after two free polls, no absolute majority is obtained for the place to be filled, another poll shall be taken between the two persons who at the second free poll obtained the two highest numbers of votes, and the person for whom the most votes are then cast shall be elected; in the event of an equality of votes the election shall be decided by the drawing of lots. In the cases which are not provided for in this paragraph, but which concern an appointment, the chairman of the meeting shall decide on the procedure then to be followed.

3. The chairman of the meeting shall decide on the manner of voting, including the possibility of voting by acclamation. In the event of a vote by acclamation or another manner of voting without a poll, dissenting votes shall be recorded upon request.

4. For each share one vote may be cast; for each priority share eight hundred votes may be cast

5. In all disputes with regard to voting the chairman of the meeting shall decide.

Annual accounts and allocation of profit

Article 35

1. The books of the Company shall be closed on 31st December in each year.

2. The Board of Management shall draw up annual accounts each year, consisting of a balance sheet, a profit and loss account and notes to these documents. The annual accounts shall be presented to the Supervisory Board, which shall submit them together with its recommendations to the general meeting of shareholders. The annual accounts shall be accompanied by the report of a certified public accountant appointed by the general meeting of shareholders and by a written annual report drawn up by the Board of Management. The documents mentioned in this paragraph shall be open to inspection, and copies thereof shall be made available, in accordance with the provisions of the law.

3. The Board of Management shall, with the approval of the Supervisory Board, fix the amounts which shall be appropriated to reserves.

4. The general meeting of shareholders finalises the annual accounts and can resolve on the discharge of the Managing Directors and the members of the Supervisory Board of responsibility in respect of the performance of their duties for the relevant financial year.

Article 36

1. Out of the profit which is available for distribution with due observance of the decisions in virtue of Article 35, paragraph 3, there shall first of all be distributed on each priority share an amount equal to 4 per cent of its par value.

2. Should the profit available for distribution in any one year be insufficient for that purpose, the deficit shall be made good in subsequent years as soon as the profit available for distribution allows.

3. The general meeting of shareholders may resolve that the whole or part of the balance of profit available for distribution then remaining shall not be distributed, but shall be carried forward to the following year.

4. The balance of profit available for distribution then still remaining shall be distributed to the shareholders. Shares acquired and held by the Company in its own capital are not included in the profit distribution calculation and no distributions are made thereon.

5. With the approval of the Supervisory Board and with due observance of the statutory provisions the Board of Management may resolve to pay one or more interim dividends.

6. On the recommendation of the Board of Management and the Supervisory Board, the general meeting of shareholders may resolve to issue shares in the Company, by way of a dividend or interim dividend, in such amount and on such terms as recommended by the Board of Management and the Supervisory Board, against that which shareholders are due to receive in virtue of the provisions of the fourth paragraph of this Article or against the reserved profit, which shares shall be made available to shareholders in proportion to their shareholdings. The provisions of Article 37 and Article 38, paragraph 2, shall be correspondingly applicable in this respect, without prejudice to the provisions of the ninth and tenth paragraphs of this Article. These shares shall be issued at par value, unless the general meeting of shareholders, on the recommendation of the Board of Management and the Supervisory Board, resolves to issue these shares at a higher price, in which case the provisions of Article 4, paragraph 5, shall be correspondingly applicable.

7. To holders of shares for which share certificates to bearer have been issued and to holders of shares which have been entered in the register of shareholders or in a certain part thereof, the shares referred to in the preceding paragraph of this Article shall be made available in the manner and as from the time to be fixed and made known by the Board of Management for each of these groups of shareholders.

8. In that connection the Board of Management may stipulate that shares which accrue to a holder of one or more shares entered in the register of shareholders in accordance with the provisions of Article 7, paragraph 1, on account of his shareholding thus recorded, shall be made available by entry in the register of shareholders in accordance with the provisions of that paragraph if and in so far as the shareholder has not requested that they be made available in some other way in accordance with the announcement in that respect.

9. The Board of Management may also stipulate in that connection that if a right to a fraction of a share accrues to a holder of one or more shares entered in the register of shareholders or in a certain part thereof on account of his shareholding thus recorded, this right shall be turned into cash by the Company for his account if no disposition with regard thereto has been made by him within a certain time limit.

10. The provisions of Article 38, paragraph 2, shall be correspondingly applicable to the right to claim payment of the proceeds, with the proviso that for the purpose of such application the proceeds shall be deemed to have been first made obtainable on the date on which the shares were first available.

11. The payment of a dividend or interim dividend in cash on registered shares in respect of which share certificates have been issued and in which, with the concurrence of the Company, dealings are allowed on a stock exchange in a country other than the Netherlands, shall be made in the currency of the country concerned, unless the Company is not in a position to do this owing to Government measures or other circumstances outside its control. If in accordance with the provisions of the previous sentence the payment of a dividend or interim dividend takes place in a foreign currency, it shall be converted for that purpose at the rate of exchange ruling on the Amsterdam exchange on a day to be fixed and made known by the Board of Management. This day may not be set earlier than the day on which it is resolved to make the payment and not later than the day which has been fixed for the shares concerned in accordance with the provisions of Article 37, paragraph 1.

Article 37

1. The person entitled to a dividend or an interim dividend on a share which has been entered in the register of shareholders in accordance with the provisions of Article 7, paragraph 1, on a share in respect of which a share

certificate for registered shares has been issued, or on a priority share, shall be the person in whose name the share or priority share is recorded in the register of shareholders at a time fixed for the purpose by the Board of Management.

2. The person entitled to a dividend or an interim dividend on a share in respect of which a share certificate to bearer has been issued, shall be the person who is the holder of the share at a time fixed for the purpose by the Board of Management. In order to be able to exercise the right to a distribution as referred to in the previous sentence, the person entitled thereto must cause the dividend sheet to be in the custody of a depositary at the time referred to in the previous sentence. For distributions as referred to in this paragraph the Company shall be discharged vis-à-vis the persons entitled thereto by payment to the institution referred to in Article 6, paragraph 3, or to one or more third parties to be designated by this institution and the Company, for the account of the persons in whose name the dividend sheets were in the custody of the depositaries at the aforementioned time.

3. Different times may be fixed for the shares referred to in this Article. Each time thus fixed shall be made known in whatever manner the Board of Management deems effective.

Article 38

1. A dividend or interim dividend shall be obtainable on and after a day to be fixed for the purpose by the Board of Management. Different days may be fixed for the shares in respect of which share certificates to bearer have been issued, for the shares in respect of which share certificates for registered shares have been issued, for the shares which have been entered in the register of shareholders in accordance with the provisions of Article 7, paragraph 1, and for the priority shares. Each day thus fixed shall be made known in whatever manner the Board of Management deems effective.

2. The right to-claim payment of a dividend or interim dividend on a share or on a priority share shall be forfeit by the expiry of a period of six years from the day on which the dividend or interim dividend on that share or on that priority share was first made obtainable.

Article 39

The Company may only make profit distributions to the holders of priority shares and shares in so far as the shareholders' equity is larger than the amount of the issued capital plus the reserves which have to be held by virtue of the law or these Articles of Association.

Amendment of the Articles of Association or dissolution

Article 40

1. A resolution providing for the amendment of these Articles of Association or for the dissolution of the Company may, without prejudice to the following provisions in this Article, only be passed with the prior consent of the meeting of holders of priority shares, or – but only if the resolution deals with an amendment of these Articles – subject to the subsequent approval of that meeting.

2. A resolution providing for dissolution of the Company may only be passed by a majority of at least two-thirds of the votes cast at a general meeting of shareholders at which at least three-quarters of the issued capital is represented. If this last requirement is not fulfilled, a new general meeting of shareholders shall be convened, to be held within eight weeks after the first one. At the second general meeting the resolution providing for dissolution of the Company may be passed by absolute majority of the votes cast, but irrespective of the proportion of the issued capital which is represented thereat.

3. In the convocation for a general meeting at which a resolution providing for the amendment of these Articles of Association or for the dissolution of the Company is to be discussed it must be stated that a copy of that resolution – incorporating the proposed amendments verbatim in the case of a resolution providing for the amendment of these Articles – will be open to inspection by the shareholders at the office of the Company until the end of the meeting and will be obtainable by them free of charge.

Winding-up

Article 41

1. In the event of the dissolution of the Company, the liquidation shall be conducted by the Board of Management under the supervision of the

Supervisory Board, unless the general meeting resolves otherwise. For the designation of others the provisions made in these Articles with respect to the nomination for the appointment of Managing Directors and members of the Supervisory Board shall apply.

2. In the resolution providing for dissolution the remuneration shall be fixed which shall be received by the liquidators and by those who supervise the liquidation.

3. From the net proceeds of the liquidation after payment of the liquidation expenses and of all debts, first the holders of priority shares shall receive the nominal amount of their priority shares plus the difference between 4 per cent and any lesser amount per annum paid in respect of such shares since the issuance thereof. The balance shall be divided among the shareholders in proportion to the nominal amount of their shares. The provisions of Article 37 shall correspondingly apply to such distribution.

Transitional provisions

Article 42

1. Every share of N.fl. 1.25 already issued shall be one share of € 0.56.

2. Every priority share of N.fl. 1,000 already issued shall be one priority share of € 448.

3. Every certificate for one or more shares of N.fl. 1.25 already issued shall be regarded as a certificate for an equal number of shares of € 0.56.

4. Every certificate already issued for one or more shares to bearer provided with separate dividend coupons of N.fl. 5 shall be regarded as a certificate for such a number of shares of € 0.56 as shall equal four times the number of shares of N.fl. 5 stated on that certificate.

5. Every certificate already issued for one or more shares to bearer provided with separate dividend coupons of N.fl. 10 shall be regarded as a certificate for such a number of shares of € 0.56 as shall equal eight times the number of shares of N.fl. 10 stated on that certificate.

6. Every certificate for one or more shares already issued to bearer provided with separate dividend coupons of N.fl. 20 shall be regarded as a certificate for such a number of shares of € 0.56 as shall equal sixteen times the number of shares of N.fl. 20 stated on that certificate.

7. Every certificate for a share of N.fl. 1,000 already issued shall be regarded as a certificate for eight hundred shares of € 0.56.

8. Every certificate for a share or sub-share of N.fl. 100 already issued shall be regarded as a certificate for eighty shares of € 0.56.

9. Every certificate for one or more registered shares of N.fl. 5 already issued shall be regarded as a certificate for an equal number of shares of € 0.56. Persons in whose name a certificate for one or more shares of N.fl. 5 is entered in the register of shareholders of the Company on the day on which these amended Articles of Association become effective shall be entitled to receive one or more certificates for shares of € 0.56, jointly amounting to three times the number of shares stated on the certificate.

10. Every certificate for one or more registered shares of N.fl. 10 already issued shall be regarded as a certificate for an equal number of shares of € 0.56. Persons in whose name a certificate for one or more shares of N.fl. 10 is entered in the register of shareholders of the Company on the day on which these amended Articles of Association become effective shall be entitled to receive one or more certificates for shares of € 0.56, jointly amounting to seven times the number of shares stated on the certificate.

11. Every certificate for one or more registered shares of N.fl. 20 or N.fl. 50 already issued shall be regarded as a certificate for an equal number of shares of € 0.56. Persons in whose name a certificate for one or more shares of N.fl. 20 or N.fl. 50 is entered in the register of shareholders of the Company on the day on which these amended Articles of Association become effective shall be entitled to receive one or more certificates for shares of € 0.56, jointly amounting to fifteen times the number of shares stated on the certificate.

Article 43

Holders of share certificates or sub-share certificates to bearer provided with separate dividend coupons already issued may exchange their share certificates for share certificates to bearer provided with a dividend sheet. The provisions of Article 6, paragraphs 7 and 8, and Article 10 shall correspondingly apply to this exchange. Alternatively, holders of such share certificates or sub-share certificates to bearer may have the shares concerned entered in the register of shareholders after surrender to the Company of those share certificates or sub-share certificates. The provisions of Article 7, paragraph 1, and Article 10 shall correspondingly apply to this registration.

Article 44

Except as provided in the previous Article and the following Article, the rights attached to shares for which share certificates or sub-share certificates to bearer provided with separate dividend coupons have already been issued may only be exercised after 31st December, 1997, provided that the exchange or registration referred to in the previous Article has taken place.

Article 45

1. The provisions of Article 6, paragraph 11, shall correspondingly apply to already issued share certificates to bearer provided with separate dividend coupons, with the proviso that only share certificates to bearer provided with a dividend sheet can be issued as the new share certificates referred to in that paragraph.

2. To the person who shows to the satisfaction of the Board of Management that a separate dividend coupon belonging to him, in respect of which any right can already be exercised against the Company, has been lost, stolen or destroyed, there may be distributed whatever has been made obtainable on that dividend coupon.
   Such distribution shall be made upon written application and on terms to be laid down by the Board of Management, with the approval of the Supervisory Board.
   Such a dividend coupon shall become invalid by the distribution of whatever was made obtainable thereon. The aforementioned distribution and the aforementioned effect may be made known at the expense of the applicant in such a manner as the Board of Management and the Supervisory Board may deem advisable. An application as referred to above may be rejected by the Board of Management, after the consent of the Supervisory Board has been obtained.